UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Addition of a new first-tier subsidiary and second-tier subsidiaries

On June 24, 2015, KB Financial Group Inc. (“KB Financial Group”) disclosed that it added KB Insurance Co., Ltd. as a first-tier subsidiary and KB Claims Survey & Adjusting Co., Ltd. as a second-tier subsidiary.

•	Key details on the new first-tier subsidiary are as follows:

1.	Information regarding the new first-tier subsidiary:

A.	Company name: KB Insurance Co., Ltd.

B.	Primary areas of business: Non-life insurance service

C.	Key financial figures as of December 31, 2014:

•	Total Assets (KRW): 23,928,669 million

•	Total Liabilities (KRW): 22,143,817 million

•	Total Stockholders’ Equity (KRW): 1,784,852 million

•	Capital Stock (KRW): 30,000 million

2.	Date of addition: June 24, 2015 (the date of the purchase of shares)

3.	Total number of first-tier subsidiaries of KB Financial Group after the addition of KB Insurance Co., Ltd. as a first-tier subsidiary: 12

4.	Other relevant information: LIG Insurance Co., Ltd. changed its name to KB Insurance Co., Ltd. by the resolution of extraordinary shareholders’ meeting held today (June 24, 2015).

•	Key details on new second-tier subsidiaries are as follows:

1.	Information regarding new second-tier subsidiaries:

A.	Company name: KB Claims Survey & Adjusting Co., Ltd.

B.	Primary areas of business: Insurance claims adjustment service

C.	Key financial figures as of December 31, 2014:

•	Total Assets (KRW): 18,874,711,043

•	Total Liabilities (KRW): 10,067,908,618

•	Total Stockholders’ Equity (KRW): 8,806,802,425

•	Capital Stock (KRW): 1,627,805,000

2.	Date of addition: June 24, 2015

3.	Total number of affiliated companies before addition (including KB Financial Group Inc.): 23

Total number of affiliated companies after addition (including KB Financial Group Inc.): 30

4.	Other subsidiaries newly added as second-tier subsidiaries:

•	With the addition of KB Insurance Co., Ltd., KB Insurance CNS, Leading Insurance Services, Inc. (KB Insurance’s U.S. subsidiary), LIG Insurance (China) Co., Ltd. (Chinese subsidiary), PT. Kookmin Best Insurance Indonesia (Indonesian subsidiary), LIG Investment & Securities Co., Ltd. are also added as second-tier subsidiaries of KB Financial Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: June 24, 2015	By: /s/ Jong-Hee Yang
(Signature)

	Name:	Jong-Hee Yang
	Title:	Deputy President